Exhibit 99.1

Genetic Technologies Limited

ACN 009 212 328

Notice of General Meeting

Venue:	60-66 Hanover St, Fitzroy Victoria

Date:	20 April 2020

Time:	Commencing at 10:00am (AEST)

Key dates

The key dates for the General Meeting (GM) are set out below.

Event	Date

Last day for receipt of proxies	10:00am on Saturday 18 April 2020

General Meeting	10:00am on Monday 20 April 2020

Proxy Forms received after 10:00am (AEST) on Saturday 18 April 2020 will be disregarded.

Your Vote

The business of the GM affects your shareholding and your vote is important.

To vote in person, attend the GM on the date and at the place set out above.

To vote by proxy, please complete and sign the enclosed Proxy Form and return by the time and in accordance with the instructions set out on the Proxy Form.

Questions

Shareholders are invited to contact the Company Secretary, Justyn Stedwell, on +61 3 8412 7000 if they have any questions regarding the GM.

Notice of General Meeting

Notice is given that the General Meeting of Genetic Technologies Limited ACN 009 212 328 (GTG or Company) will be held at 60-66 Hanover St, Fitzroy Victoria on Monday 20 April 2020 commencing at 10:00am (AEST).

The Explanatory Statement, which accompanies and forms part of this Notice, contains information to assist Shareholders to decide how to vote on the matters to be considered at the GM. Terms used in this Notice are defined in the Glossary.

Agenda

1.	Ordinary Resolutions

Resolution 1 - Ratification of prior issue of Options under ASX Listing Rule 7.1

To consider and if thought fit to pass, with or without amendment, the following resolution as an ordinary resolution:

“That for the purposes of Listing Rule 7.4 and for all other purposes, approval is given for the prior issue by the Company of 250,000,000 Options pursuant to Listing Rule 7.1 on 30 October 2019 pursuant to the underwriting of non- renounceable rights issue and otherwise on the terms and conditions set out in the Explanatory Statement.”

ASX Listing Rules Voting Restriction Statement: The Company will disregard any votes cast in favour of Resolution 1 by or on behalf of:

a)	a person who participated in the issue or is a counterparty to the agreement being approved; or
b)	an associate of those persons.

However, this does not apply to a vote cast in favour of a resolution by:

c)	a person as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with the directions given to the proxy or attorney to vote on the resolution in that way; or

d)	the chair of the meeting as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with a direction given to the chair to vote on the resolution as the chair decides; or

e)	a shareholder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

•	the beneficiary provides written confirmation to the shareholder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution; and

•	the shareholder votes on the resolution in accordance with directions given by the beneficiary to the shareholder to vote in that way.

Resolution 2 - Approval of proposed placement to retail and institutional investors

To consider and if thought fit to pass, with or without amendment, the following resolution as an ordinary resolution:

"That for the purposes of Listing Rule 7.1 and for all other purposes, approval is given for the issue of up to 2.5 billion Shares to retail and institutional investors on the terms and conditions set out in the Explanatory Statement."

ASX Listing Rules Voting Restriction Statement: The Company will disregard any votes cast in favour of Resolution 2 by or on behalf of:

a)	a person who is expected to participate in, or who will obtain a material benefit as a result of, the proposed issue (except a benefit solely by reason of being a holder of ordinary securities in the Company); or
b)	an associate of those persons.

However, this does not apply to a vote cast in favour of a resolution by:

c)	a person as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with the directions given to the proxy or attorney to vote on the resolution in that way; or

d)	the chair of the meeting as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with a direction given to the chair to vote on the resolution as the chair decides; or

e)	a shareholder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

•	the beneficiary provides written confirmation to the shareholder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution; and

•	the shareholder votes on the resolution in accordance with directions given by the beneficiary to the shareholder to vote in that way.

Resolution 3 – Approval of proposed issue of Shares to the Directors

To consider, and if thought fit, to pass the following resolution as an ordinary resolution:

“That for the purposes of ASX Listing Rule 10.11 and for all other purposes approval is given for the issue to the Directors of up to 1 billion Shares on the terms as described in the Explanatory Memorandum which accompany this Notice of Meeting."

ASX Listing Rules Voting Restriction Statement: The Company will disregard any votes cast in favour of Resolution 3 by or on behalf of:

a)	a person who is to receive the securities in question and any other person who will obtain a material benefit as a result of the issue of the securities (except a benefit solely by reason of being a holder of ordinary securities in the Company); or
b)	an associate of those persons.

However, this does not apply to a vote cast in favour of a resolution by:

c)	a person as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with the directions given to the proxy or attorney to vote on the resolution in that way; or

d)	the chair of the meeting as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with a direction given to the chair to vote on the resolution as the chair decides; or

e)	a shareholder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

•	the beneficiary provides written confirmation to the shareholder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution; and

•	the shareholder votes on the resolution in accordance with directions given by the beneficiary to the shareholder to vote in that way.

By order of the Board of Directors

Justyn Stedwell

Company Secretary

19 March 2020

Proxy Appointment, Voting and Meeting Instructions

See attached proxy form.

To be valid, properly completed forms must be received by the Company no later than 10:00am Australian Eastern Standard Time (AEST) on 18 April 2020.

Explanatory Statement

This Explanatory Statement has been prepared for the information of Shareholders in relation to the business to be conducted at the Company's General Meeting.

The purpose of this Explanatory Statement is to provide Shareholders with all information known to the Company that is material to a decision on how to vote on the Resolutions in the accompanying Notice of General Meeting.

This Explanatory Statement should be read in conjunction with the Notice of General Meeting. Capitalised terms in this Explanatory Statement are defined in the Glossary. Capitalised terms defined within this Notice of General Meeting but which are not defined in the Glossary also apply within this Notice of General Meeting.

ORDINARY RESOLUTIONS

Background

The Company successfully completed an underwritten Australian Rights Issue at the end of October 2019 raising approximately $4.5 million (before expenses).

As outlined at that time and in subsequent announcements, the Company also intends to raise additional capital (Proposed Additional Capital Raising). That additional capital is required for working capital and for the Company to maintain its capital adequacy and listing on NASDAQ.

In order to provide flexibility for the Company to raise such additional capital in excess of its capacity limit under ASX Listing Rules 7.1 and 7.1A, the Company sought shareholder approval for a possible US retail and institutional capital at the November 2019 annual general meeting (November 2019 AGM).

As at the date of issue of this notice, the Company has not proceeded with that Proposed Additional Capital Raising with Aegis Credit Corp as (i) the Company has access to the $4.5 million raised in October 2019; and (ii) the Company is monitoring stock market conditions as to the best time for raising additional capital and to minimise dilution to existing shareholders - especially with the impact of the Coronavirus (COVID-19). Market conditions still remain very challenging for a capital raising.

The shareholder approval of the Proposed Additional Capital Raising at the November 2019 AGM approval has now expired; and the Board wishes to have shareholders renew the Company's capacity to undertake the Proposed Additional Capital Raising again at this upcoming EGM meeting - in that way this would give the Company the flexibility to conduct the Proposed Additional Capital Raising (including without limitation in the US under its NASDAQ listing or to wholesale investors under section 708 of the Corporations Act) at any time up to 3 months after this EGM.

There are a number of resolutions to be considered by shareholders at this EGM - all of which relate to capital raising intentions of the Company and are designed to give the Company flexibility -

•	Resolution 1 is to ratify prior allotments (to refresh the Company's capacity under ASX Listing Rule 7.1);

•	Resolution 2 provides the Company with capacity under ASX Listing Rule 7.1 to pursue a Proposed Additional Capital Raising in the next 3 months if market conditions are right; and

•	Resolution 3 provides the Company with flexibility under ASX Listing Rule 10.11 to invite Directors to take up additional Shares to support the Company.

Your Board believes this flexibility to raise capital (potentially by a number of different structures) is very important in the current market conditions and seeks shareholder support.

Resolution 1 – Ratification of prior issue of Options under ASX Listing Rule 7.1

Background

On 30 October 2019, 250,000,000 Unlisted Options were issued to the underwriters and sub-underwriters of the Company’s Non-Renounceable Rights Issue announced to the market on 4 October 2019 under Listing Rule 7.1. The options were issued for nil consideration.

Why approval is being sought under Listing Rule 7.4

Listing Rule 7.1 provides that a company must not, subject to the specified exceptions under Listing Rule 7.2, issue or agree to issue securities during any 12 month period in excess of 15% of the number of Ordinary Shares on issue at the commencement of that 12 month period, without shareholder approval.

Listing Rule 7.4 sets out an exception to Listing Rule 7.1, by permitting the ratification of a previous issue of securities which was not made under a prescribed exception under ASX Listing Rule 7.2 or with prior shareholder approval, provided that the issue did not breach the 15% threshold set out in Listing Rule 7.1.

If shareholders of a company approve the ratification of a previous issue of securities at a general meeting, those securities will be deemed to have been issued with shareholder approval for the purposes of Listing Rule 7.1.

The effect of ratification in accordance with Listing Rule 7.4 is the reinstatement of the Company's maximum capacity to issue further securities up to 15% of the Shares on issue under Listing Rule 7.1, if required, in the next 12 months without requiring Shareholder approval. The Directors believe it is in the best interests of the Company that the Company maintain its ability to issue up to 15% of the issued capital of the Company under Listing Rule 7.1.

Information required to be provided to Shareholders under Listing Rule 7.5

In accordance with Listing Rule 7.5, which contains requirements as to the contents of a notice sent to Shareholders for the purposes of Listing Rule 7.4, the following information is provided to Shareholders in respect of Resolution 1:

The number of securities issued	250,000,000 Unlisted Options were issued.
The price at which the securities were issued	The options were issued for nil consideration.
The terms of the securities	Each Unlisted Option entitles the holder to subscribe for one Share in the Company at an exercise price of $0.008 and will expire on 20 October 2022 and were otherwise issued on the terms and conditions set out in Annexure A.
The names of the persons to whom the entity issued the securities	The Options were issued to the underwriters and sub-underwriters of the Company’s Non-Renounceable Rights Issue in accordance with the terms of the Underwriting Agreement.
The use of the funds raised	No funds were raised from the issue of Options.
The date the securities were or will be issued	30 October 2019

Recommendation

For the reasons above, the Directors recommend that Shareholders vote in favour of Resolution 1.

Resolution 2 – Approval of proposed placement to sophisticated and institutional investors

Background

Resolution 2 seeks Shareholder approval pursuant to Listing Rule 7.1 for the proposed placement, being the issue of up to 2.5 billion Shares. The issue price per Share under the Proposed Additional Capital Raising will be determined by the Company, but in any event the price will not be less than 80% of the volume weighted average price of Shares on ASX over the last 5 days on which sales in the Shares were recorded on ASX before the date of the issue of Shares under the Proposed Placement.

Information required by ASX Listing Rule 7.3

For the purposes of Listing Rule 7.3, the following information is provided in relation to Resolution 2:

(a)	Formula for calculating the number of Shares to be issued under the Proposed Placement

Approval is being sought for the issue of up to 2.5 billion Shares at an issue price per Share to be determined by the Company, but in any event the price will not be less than 80% of the volume weighted average price of Shares on ASX over the last 5 days on which sales in the Shares were recorded on ASX before the date of the issue of Shares under the Proposed Placement.

(b)	The date for issuing the Shares under the Proposed Placement

As stated above, no issue date has yet been determined by the Company, the Shares under the Proposed Placement will be issued to retail investors and institutional investors within three (3) months of the date of this Meeting.

(c)	The issue price of the Shares under the Proposed Placement

The issue price per Share under the Proposed Placement will be determined by the Company, but in any event it will not be less than 80% of the volume weighted average price of Shares on ASX over the last 5 days on which sales in the Shares were recorded on ASX before the date of the issue of Shares under the Proposed Placement.

(d)	The persons to whom the Company will issue the Shares under the Proposed Placement

The Shares under the Proposed Placement will be placed to exempt investors under section 708 of the Corporations Act as determined by the Company, or to retail and institutional investors introduced by the Company's placement agent in the United States. None of the prospective retail and institutional investors will be related parties (within the meaning of section 228 of the Corporations Act) of the Company.

(e)	The terms of the Shares issued under the Proposed Placement

Each Share issued under the Proposed Placement will be a fully paid ordinary share in the capital of the Company and will rank equally in all respects with existing Shares issued by the Company, with the same voting rights, dividend rights and other entitlements from issue.

(f)	The intended use of funds raised

The funds to be received from the allotment of the Shares are to be used for general working capital necessary to maintain its capital adequacy and listing on NASDAQ.

(g)	If the securities are being issued under an agreement, a summary of any other materials terms of the agreement.

The Company has not entered any agreements for the issue of Shares.

(h)	If the securities are being issued under, or to fund, a reverse takeover, information about the reverse takeover.

The securities are not being issued to fund a reverse takeover.

Directors’ recommendation

For the reasons above, the Directors recommend that Shareholders vote in favour of Resolution 2.

Resolution 3 – Approval of proposed issue of Shares to Directors

As outlined above, the Company wishes to maintain flexibility on potential capital raisings in the current challenging market conditions.

As part of this flexibility the Directors have indicated that in order to demonstrate support for the Company's capital raising efforts, they would be prepared to subscribe for additional Shares in the Company either as part of a capital raising with non-associated third parties or, if the Company's circumstances require, as a stand-alone investment in the Company (if needed). The issue price per Share under Resolution 3 will be determined by the Company, but in any event it will not be less than 80% of the volume weighted average price of Shares on ASX over the last 5 days on which sales in the Shares were recorded on ASX before the date of the issue of the relevant Shares.

The Company is seeking shareholder approval under ASX Listing Rule 10.11 but also the Board intends that any such issue of Shares to the Directors (or any of them) must be at an arm's length price and therefore no shareholder approval is sought under Part 2E of the Corporations Act.

If Resolution 3 is approved, the Board could issue shares to some or all of the Directors within 1 month after the date of the EGM.

ASX Regulatory Requirements

ASX Listing Rule 10.11 provides that a listed company must not, without the approval of ordinary shareholders, issue equity securities to a related party. A "related party" (as defined in the ASX Listing Rules) includes the directors of the listed company. If shareholder approval is received pursuant to this resolution, approval is not required under Listing Rule 7.1.

ASX Listing Rules

ASX Listing Rule 10.11 provides that a listed company must not, without the approval of ordinary shareholders, issue equity securities to a related party. A "related party" (as defined in the ASX Listing Rules) includes the directors of the listed company.

ASX Listing Rule 10.13 requires that the notice in relation to a proposed resolution to approve an issue of securities to a related party, include the following information:

(a)	The name of the person to whom the securities will be issued

Any or all of Dr George Muchnicki, Peter Rubinstein, Dr Lindsay Wakefield and Nick Burrows, all of whom are related parties of the Company to which ASX Listing Rule 10.11.1 applies. There has been no decision yet to issue any shares to directors, there has been no agreement that every one of these directors will subscribe for Shares and there is currently no maximum number of Shares (out of the possible up to 1 billion Shares) any of these director may subscribe for.

(b)	The maximum number of securities to be issued to the person

Up to 1 billion fully paid ordinary Shares.

(c)	The date by which the entity will issue the securities

No later than 1 month after the date of this Meeting.

(d)	The issue price of the securities and a statement of the terms of the issue

The issue price per Share under Resolution 3 will be determined by the Company, but in any event it will not be less than 80% of the volume weighted average price of Shares on ASX over the last 5 days on which sales in the Shares were recorded on ASX before the date of the issue of the relevant Shares.

(e)	The intended use of the funds raised

The funds to be received from the allotment of the Shares are to be used for general working capital necessary to maintain its capital adequacy and listing on NASDAQ.

(f)	If the securities are being issued under an agreement, a summary of any other materials terms of the agreement.

The Company has not entered any agreements for the issue of Shares.

Board recommendations and undirected proxies.

The Directors make no recommendation in relation to Resolution 3 given they may participate in the allotment which is the subject of this Resolution.

Glossary

In this Explanatory Statement, the following terms have the following meaning:

ASIC	Australian Securities & Investments Commission.
Associate	has the meaning given to it by Part 1.2 Division 2 of the Corporations Act.
ASX	The Australian Securities Exchange operated by ASX Limited.
ASX Listing Rules	means the Listing Rules of the ASX.
Board or GTG Board	Board of Directors of the Company.
Chairman or Chair	The chair of the Board.
Company or GTG	Genetic Technologies Limited ACN 009 212 328.
Constitution	means the constitution of the Company for the time being in force.
Corporations Act	Corporations Act 2001 (Cth).
Director	A director of the Company.
General Meeting or Meeting or GM	General meeting of Shareholders of the Company or any adjournment of it, convened by this Notice.
Listing Rules	The Listing Rules of ASX.
NASDAQ	means the National Association of Securities Dealers Automated Quotations operated by Nasdaq Inc.
Notice or Notice of General Meeting	The notice of General Meeting, which accompanies this Explanatory Statement.
Option	An option to acquire a Share.
Proxy Form	The proxy form accompanying the Notice.
Resolution	A resolution set out in the Notice.
Share	Fully paid ordinary share in the capital of the Company.
Shareholder	A registered holder of a Share.

Annexure A

Terms and Conditions of Options

a)	Each Option entitles its holder to subscribe in cash for one Share.

b)	Each Option is exercisable at its exercise price of $0.008 at any time prior to the expiry date of 20 October 2022 by completing an option exercise form and delivering it, together with payment for the number of Shares in respect of which the Option is exercised, to the registered office of the Company. Any Option that has not been exercised prior to the Expiry Date automatically lapses.

c)	An Option automatically lapses without any claim against the Company on the occurrence of any of the following events:

a.	upon the bankruptcy, liquidation or winding up of the holder or the happening of any other event that results in the holder being deprived of the legal or beneficial ownership of the Option; or

b.	upon the liquidation or winding up of the Company for any reason other than by the way of members’’ voluntary winding up.

c.	upon non-achievement of vesting conditions.

d)	The Company will not apply for official quotation by ASX of the Options.

e)	Subject to the Corporations Act, the ASX Listing Rules, and the constitution of the Company, each Option is freely transferable.

f)	Shares issued upon the exercise of the Options will rank pari passu with the Company’s existing Shares.

g)	The Company will apply for official quotation by ASX of the Shares issued upon exercise of Options, subject to any restriction obligations imposed by ASX.

h)	The Options will not give any right to participate in dividends unless and until Shares are issued upon exercise of the relevant Options.

i)	There are no participation rights or entitlements inherent in the Options and holders will not be entitled to participate in new issues of capital offered to Shareholders during the life of the Option. The Company will ensure that holders will be given at least seven business days’ notice to allow for the exercise of Options prior to the record date in relation to any offers of securities made to Shareholders.

j)	In the event of any reconstruction (including consolidation, subdivision, reduction or return) of the issued capital of the Company prior to the Expiry Date, the number of Options or the rights attaching to the Options or both will be reconstructed in accordance with the ASX Listing Rules applying to a reorganisation of capital at the time of the reconstruction.

k)	If there is any inconsistency between any of the preceding terms and conditions and the ASX Listing Rules, then the ASX Listing Rules prevail to the extent of the inconsistency.

Genetic Technologies Limited

ABN 17 009 212 328

Need assistance?

Phone:
1300 850 505 (within Australia)
+61 3 9415 4000 (outside Australia)

Online:
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GTG

MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

YOUR VOTE IS IMPORTANT

For your proxy appointment to be effective it must be received by **10:00am (AEST) Saturday 18 April 2020.**

Proxy Form

How to Vote on Items of Business

All your securities will be voted in accordance with your directions.

APPOINTMENT OF PROXY

Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may vote or abstain as they choose (to the extent permitted by law). If you mark more than one box on an item your vote will be invalid on that item.

Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement or 100%.

Appointing a second proxy: You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you must specify the percentage of votes or number of securities for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write both names and the percentage of votes or number of securities for each in Step 1 overleaf.

A proxy need not be a securityholder of the Company.

SIGNING INSTRUCTIONS FOR POSTAL FORMS

Individual: Where the holding is in one name, the securityholder must sign.

Joint Holding: Where the holding is in more than one name, all of the securityholders should sign.

Power of Attorney: If you have not already lodged the Power of Attorney with the registry, please attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held. Delete titles as applicable.

ATTENDING THE MEETING

If you are attending in person, please bring this form with you to assist registration.

Corporate Representative
If a representative of a corporate securityholder or proxy is to attend the meeting you will need to provide the appropriate "Appointment of Corporate Representative" prior to admission. A form may be obtained from Computershare or online at www.investorcentre.com under the help tab, "Printable Forms".

Lodge your Proxy Form:

XX

Online:

Lodge your vote online at www.investorvote.com.au using your secure access information or use your mobile device to scan the personalised QR code.

Your secure access information is

Control Number: 999999

SRN/HIN: I9999999999

PIN: 99999

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PLEASE NOTE: For security reasons it is important that you keep your SRN/HIN confidential.

Samples/000001/000001

MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

☐ **Change of address.** If incorrect, mark this box and make the correction in the space to the left. Securityholders sponsored by a broker (reference number commences with '**X**') should advise your broker of any changes.

I 9999999999 I ND

Proxy Form

Please mark ☒ to indicate your directions

Step 1 Appoint a Proxy to Vote on Your Behalf

XX

I/We being a member/s of Genetic Technologies Limited hereby appoint

☐ **the Chairman of the Meeting** **OR** ________________

PLEASE NOTE: Leave this box blank if you have selected the Chairman of the Meeting. Do not insert your own name(s).

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, and to the extent permitted by law, as the proxy sees fit) at the General Meeting of Genetic Technologies Limited to be held at 60-66 Hanover St, Fitzroy, Victoria on Monday, 20 April 2020 at 10:00am (AEST) and at any adjournment or postponement of that meeting.

Chairman authorised to exercise undirected proxies on remuneration related resolutions: Where I/we have appointed the Chairman of the Meeting as my/our proxy (or the Chairman becomes my/our proxy by default), I/we expressly authorise the Chairman to exercise my/our proxy on Resolution 3 (except where I/we have indicated a different voting intention in step 2) even though Resolution 3 is connected directly or indirectly with the remuneration of a member of key management personnel, which includes the Chairman.

Important Note: If the Chairman of the Meeting is (or becomes) your proxy you can direct the Chairman to vote for or against or abstain from voting on Resolution 3 by marking the appropriate box in step 2.

Step 2 Items of Business

PLEASE NOTE: If you mark the **Abstain** box for an item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority.

		For	Against	Abstain
Resolution 1	Ratification of prior issue of Options under ASX Listing Rule 7.1	☐	☐	☐
Resolution 2	Approval of proposed placement to retail and institutional investors	☐	☐	☐
Resolution 3	Approval of proposed issue of Shares to the Directors	☐	☐	☐

The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business. In exceptional circumstances, the Chairman of the Meeting may change his/her voting intention on any resolution, in which case an ASX announcement will be made.

Step 3 Signature of Securityholder(s)

This section must be completed.

Individual or Securityholder 1	Securityholder 2	Securityholder 3	
			/ /
Sole Director & Sole Company Secretary	Director	Director/Company Secretary	Date

Update your communication details *(Optional)*

By providing your email address, you consent to receive future Notice of Meeting & Proxy communications electronically

Mobile Number ________________ **Email Address** ________________

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